NovaStar Financial, Inc.
2114 Central Street
Suite 600
Kansas City, MO 64108

July 18, 2011

Mr. Michael McTiernan
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

VIA Edgar

Re:    NovaStar Financial, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 22, 2011
File No. 1-13533

Dear Mr. McTiernan:

NovaStar Financial, Inc. (the “Company”) is writing this letter in response to the letter received from the staff of the Securities and Exchange Commission (the “Staff” or the “Commission”) dated July 5, 2011 in which the Commission commented on and requested additional information about the Company's filing referenced above.

Form 10-K for the Fiscal Year Ended December 31, 2010

Refinancing of Trust Preferred Securities, page 4

1.
We note you indicate that the indentures governing the Senior Notes contain negative covenants that restrict the Company's use of cash and that at any time the Senior Notes accrue interest at the Full Rate, and the Company satisfies certain financial covenants, certain negative covenants and restrictions on cash will not apply. Please include a more detailed discussion of these covenants in future Exchange Act periodic reports. In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on your financial flexibility.

In future Exchange Act periodic reports, the Company will include a more detailed discussion of the covenants for its senior notes. In addition, the disclosures will include actual financial covenant ratios to the extent that compliance with the ratios is having a material impact on the Company's financial flexibility.

United States Securities and Exchange Commission
July 18, 2011

Financial Statements and Notes

Note 2 - Summary of Significant Accounting and Reporting Policies

Revenue Recognition, page 31

2.
We note that StreetLinks collects a fee for appraisal services from lenders and borrowers and passes through most of the fee to independent residential appraisers. Please clarify how you considered the guidance in section 605-45 of the FASB Accounting Standards Codification in determining whether you should present your revenue gross versus net. Your response should discuss the indicators you considered that support your conclusion. Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Following are indicators as provided in section 605-45 of the FASB Accounting Standards Codification (ASC) and used by the Company to determine whether to present service income revenue on a gross or net basis. Following each indicator is a summary of the application of these indicators to the Company's service fee income.

Factors indicating gross revenue recognition:

1.
The Entity Is the Primary Obligor in the Arrangement: StreetLinks is the primary obligor in the arrangements it has with lenders (and, indirectly, borrowers) as StreetLinks is responsible for providing the service and fulfilling the appraisal order, including the acceptability of the order.

2.
The Entity Has General Inventory Risk - Before Customer Order Is Placed or Upon Customer Return: StreetLinks is at risk as it is required to compensate the individual service provider (appraiser) for work performed regardless of whether the StreetLinks customer accepts or pays StreetLinks product.

3.	The Entity Has Latitude in Establishing Price: StreetLinks establishes all prices for services based on competitive market pricing.

4.
The Entity Changes the Product or Performs Part of the Service: StreetLinks performs part of the service. They complete a quality control review on all appraisal reports prior to providing them to the customers. Furthermore, StreetLinks may demand changes to the appraisal as a result of its quality control review. Finally, StreetLinks provides its customers a written warranty of appraisal quality and appraiser competence for each appraisal.

5.
The Entity Has Discretion in Supplier Selection: StreetLinks maintains a list of thousands of appraisers throughout the United States from which StreetLinks selects an appraiser to fulfill an order. As a result of appraiser independence requirements, it is generally an essential aspect of StreetLink's business that StreetLinks chooses the appraisal service provider.

United States Securities and Exchange Commission
July 18, 2011

6.
The Entity Is Involved in the Determination of Product or Service Specifications: StreetLinks does not specify a product or service. Generally, the form of the home appraisal is specifically determined by regulation, industry custom, and to a much lesser extent, by the customer's uniform underwriting standards.

7.
The Entity Has Physical Loss Inventory Risk-After Customer Order or During Shipping: StreetLinks does not have inventory. However, StreetLinks agrees to provide storage of completed appraisals for its customers, generally for three years.

8.	The Entity Has Credit Risk: StreetLinks assumes credit risk for a substantial portion of its services.

Factors indicating net revenue recognition:

1.
The Entity's Supplier Is the Primary Obligor in the Arrangement: For StreetLinks, the supplier is not the primary obligor. StreetLinks is solely responsible for providing its product (the appraisal) to the customer.

2.
The Amount the Entity Earns Is Fixed: Fees charged by StreetLinks to its customer and the fees paid to the supplier (appraiser) are independently established. The gross fee and expense varies by customer, appraiser, location, product, etc.

3.	The Supplier Has Credit Risk: All credit risk is borne by StreetLinks as the supplier (appraiser) must be paid regardless of whether StreetLinks has been paid by its customer.
Conclusion: Based on these indicators, the Company considers StreetLinks to be a principal in its service-providing transactions.

The Company proposes the following revised revenue recognition policy to be included in future Exchange Act periodic reports.

Revenue Recognition. Service fee revenues consist primarily of fees for real estate valuation management services provided by StreetLinks. Fees are recognized in the period in which the product is delivered to the customer. Deferred revenue is recorded when payments are received in advance of performing our service obligations and is recognized in accordance with the above criteria. StreetLinks is the principal in its appraisal management transactions with customers and, therefore, service fee revenues are recorded on a gross basis.

Note 8 - Commitments and Contingencies

Contingencies

Pending Litigation, page 43

3.
We note you are required to repurchase or substitute mortgage loans if you breach representation or warranty in connection with your securitizations. Please clarify how you have complied with the disclosure requirements outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification for these guarantees. Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

United States Securities and Exchange Commission
July 18, 2011

The Company has considered the requirements of ASC 460-10-50-2 through 4. However, due to the insignificant amount of payments the Company has made related to repurchase demands and the failure of asserted claims to include an adequate basis for recovery, management believes that no material possibility of loss exists and the potential losses are not quantifiable. Thus, additional disclosures were not deemed necessary. In connection with this response, the Company has reconsidered the requirements of ASC 460-10-50-2 through 4. Accordingly, the Company will enhance its disclosure in future Exchange Act periodic reports as shown below. Bracketed dates and amounts have not been finalized.

The Company has received indemnification and loan repurchase demands with respect to alleged violations of representations and warranties (“defects”) made in loan sale and securitization agreements. These demands have been received substantially beginning in [2006] and have continued into 2011. Prior to the Company ceasing the origination of loans in its mortgage lending business, it sold loans to securitization trusts and other third parties and agreed to repurchase a loan due to missing documentation or breaches of representations or warranties made in sale documents which materially adversely affects the value of the loan.

Beginning in 1997 and ending in 2007, affiliates of the Company sold loans to securitization trusts and third parties with the potential of such repurchase obligations. The aggregate original principal balance of these loans was [$43.3 billion] at the time of sale or securitization. The remaining principal balance of these loans is not available as these loans are serviced by third parties, may have been refinanced, sold or liquidated. During 2010 and the six months ended June 30, 2011, the Company has received claims to repurchase loans with original principal balances of approximately [$29.6 million]. These claims have not been acknowledged as valid by the Company. In some cases, claims were made against affiliates of the Company that have ceased operations and have no or limited assets. Therefore, NovaStar Financial, Inc. is not obligated under the contracts forming the basis for the claims. The Company has not repurchased any loans in 2010 or 2011.

Historically, repurchases of loans or indemnification of losses where a loan defect has been alleged have been insignificant and any future losses for alleged loan defects have not been deemed to be probable or reasonably estimable; therefore, the Company has recorded no reserves related to these claims. The Company does not use internal groupings for purposes of determining the status of these loans. The Company is unable to develop an estimate of the maximum potential amount of future payments related to repurchase demands because the Company does not have access to information relating to loans sold and securitized, the number or amount of claims deemed probable of assertion is not known nor is it reasonably estimated. Further, the validity of claims received remains questionable. Also, considering that the Company completed its last sale or securitization of loans during 2007, the Company believes that it will be difficult for a claimant to successfully validate any additional repurchase demands. Management does not expect that the potential impact of claims will be material to the Company's financial statements.

Signatures, page 63

4.	In future Exchange Act periodic reports, please confirm that Rodney E. Schwatken is also your principal accounting officer or controller. Please see General Instruction D(2)(a) of Form 10-K.

United States Securities and Exchange Commission
July 18, 2011

In future Exchange Act periodic reports, the Company will confirm that Rodney E. Schwatken is the Company's principal accounting officer.

Form 10-Q for the Period Ended March 31, 2011

Financial Statements and Notes

Note 8 - Borrowings

5.
We note you account for the debt exchange transaction as a modification as opposed to an extinguishment. Please clarify how you considered the guidance in section 470-50 of the FASB Accounting Standards Codification in determining that this debt exchange transaction is a modification as opposed to an extinguishment. Your response should include a comparison of the significant modified terms between the new senior notes and the cancelled junior subordinated debentures and the impact it had on your determination of the present value of cash flows.

According to FASBs Accounting Standards Codification 470-50 Debt - Modifications and Extinguishments , paragraph 40-10:

From the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

a.
A modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

b.
A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange. (For purposes of evaluating whether an embedded conversion option was substantive on the date it was added to or eliminated from a debt instrument, see paragraphs 470-20-40-7 through 40-9.)

The Company has examined the rules regarding troubled debt restructuring and has concluded that the Company's debt exchange transaction does not result from a trouble debt situation. Furthermore, neither of the exceptions in paragraph 40-10 above applies to the Company's debt exchange.

In order to test the effect of the impact of the NovaStar exchange, cash forecasts were prepared and present values computed using the guidance provided in paragraph 40-12 of ASC 470-20:

United States Securities and Exchange Commission
July 18, 2011

The following guidance shall be used to calculate the present value of the cash flows for purposes of applying the 10 percent cash flow test described in paragraph 470-50-40-10:

a.
The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification.

b.
If the original debt instrument or the new debt instrument has a floating interest rate, then the variable rate in effect at the date of the exchange or modification shall be used to calculate the cash flows of the variable-rate instrument.

c.
If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

d.	If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment shall be used to determine the appropriate cash flows.

e.	The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.

f.
If within a year of the current transaction the debt has been exchanged or modified without being deemed to be substantially different, then the debt terms that existed a year ago shall be used to determine whether the current exchange or modification is substantially different.

g.
The change in the fair value of an embedded conversion option resulting from an exchange of debt instruments or a modification in the terms of an existing debt instrument shall not be included in the 10 percent cash flow test. Rather, a separate test shall be performed by comparing the change in the fair value of the embedded conversion option to the carrying amount of the original debt instrument immediately before the modification, as specified in paragraph 470-50-40-10(a).

The significant modified terms used to determine the present value of cash flows and the resulting impact on present value are included in the analysis attached to this memorandum as Exhibit A.

The Company's estimates of cash flows and present values under the terms of the new debt instrument is less than 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. Therefore, the exchange has been accounted for as a modification.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
July 18, 2011

Should you have any questions or comments regarding the information provided herein, please call me at 816.237.7532.

Sincerely,

/s/ Rodney E. Schwatken

Rodney E. Schwatken
Chief Financial Officer

Cc:    Mr. W. Lance Anderson, NFI
NFI Audit Committee
Mr. Anthony Torres, Deloitte & Touche LLP
Mr. Gregory Johnson, Bryan Cave LLP

NovaStar Financial, Inc.				Exhibit A
Debt Exchange - GAAP Analysis
3/22/2011
Summary of Original Debt and Assumptions:
Debt		Trust Preferred - Junior Subordinated Debt
Issue date		4/27/2009
Covenants		No significant financial covenants
Interest rate		1% until triggering event; L+ 3.5% thereafter
Assumed triggering event date (at issuance)		1/1/2010
Assumed triggering event date (at exchange)		1/1/2011
3-month LIBOR at Closing		1.05375%
Prepayment:		At NovaStar's discretion, assumed none
Internal rate of return		4.32370%

	Par
	Total	Preferred	Common	Maturity Date
Taberna Series A	$25,774,979	$25,000,000	$774,979	3/30/2035
Taberna Series B	25,774,979	25,000,000	774,979	4/30/2035
Kodiak	28,994,979	28,125,000	869,979	6/30/2006
		$78,125,000

Summary of New Debt and Assumptions:
Debt	Senior
Issue date	3/22/2011
Covenants	Restrictions on cash distributions; disposal of assets, etc.
Interest rate	1% until February 2016; L+3.5% thereafter
Reset date	2/1/2016
3-month LIBOR at issue	0.30900%
Prepayment:	At NovaStar's discretion, assumed none

	Par	Maturity Date	Fees (paid upon exchange)
Taberna Series A	$27,500,000	3/30/2033	$250,000
Taberna Series B	27,500,000	3/30/2033	250,000
Kodiak	30,937,500	3/30/2033	281,250
	$85,937,500		$781,250

Analysis:
	Present Value	Cash Flow
		Years 1 - 5	Years - 6+	Total
New debt	$69,435,729	$5,078,125	$142,402,949	$147,481,074
Original debt	71,917,612	14,878,906	136,985,953	151,864,859
	$(2,481,883)	$(9,800,781)	$5,416,996	$(4,383,785)
	-3.6%	-193.0%	3.8%	-3.0%